UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Navidea Biopharmaceuticals, Inc.
(Name of Issuer)

Neoprobe Corporation
(Former Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

63937X103
(CUSIP Number)

Oliver Jimenez	With copies to:
Chief Compliance Officer	James G. Smith
Platinum Management (NY) LLC	Tarter Krinsky & Drogin LLP
152 West 57th Street, 4th Floor	1350 Broadway, 11th Floor
New York, New York 10019	New York, New York 10018
(212) 582-2222	(212) 216-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63937X103

1	NAMES OF REPORTING PERSONS Platinum-Montaur Life Sciences, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 9,539,684 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 9,539,684 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,539,684 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (see Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 63937X103

1	NAMES OF REPORTING PERSONS Platinum Partners Value Arbitrage Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 9,539,684 (see Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 9,539,684 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,539,684 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (see Item 5)
14	TYPE OF REPORTING PERSON PN

This statement is filed with respect to the shares of the common stock, $0.001 par value, (the “Common Stock”) of Navidea Biopharmaceuticals, Inc., formerly Neoprobe Corporation (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of April 2, 2012 and amends and supplements the Schedule 13D filed on March 18, 2011, as amended April 21, 2011, (collectively, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are Platinum-Montaur Life Sciences, LLC, a Delaware limited liability company (“Montaur”), and Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership (“PPVA” and together with Montaur, the “Reporting Persons”).

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The purchase price used to acquire the securities beneficially owned by each of the Reporting Persons was funded by working capital.

ITEM 4.	PURPOSE OF TRANSACTION.

Since April 18, 2011, the effective date of the last Schedule 13D filed by the Reporting Persons, the Reporting Persons have engaged in various transactions with respect the Issuer’s common stock (see Exhibit A hereto).  PPVA also settled the Derivative Agreement previously reported.  In addition, PPVA has entered into a notional principal amount derivative agreement (the “November 2011 Derivative Agreement”) with respect to 90,000 shares of the Issuer’s Common Stock.  The November 2011 Derivative Agreement provides PPVA with economic results that are comparable to the economic results of ownership but does not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the November 2011 Derivative Agreement.  The counterparty to the November 2011 Derivative Agreement is an unaffiliated third party financial institution.

Neither the fact of filing a Schedule 13D in lieu of a Schedule 13G nor anything contained herein shall be deemed to be an admission by the Reporting Persons that any of either of the Reporting Persons has acquired or holds the securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Persons collectively own, before giving effect to the 9.99% Blocker (as defined below), 51,445,713 shares of Common Stock, which includes 46,434,743 shares of Common Stock issuable upon the conversion and/or exercise of the preferred stock and/or warrants described below.  The Reporting Persons collectively beneficially own 9,539,684 shares of Common Stock.  The shares of Common Stock beneficially owned by the Reporting Persons represent 9.99% percent of the outstanding shares of Common Stock.  The 9.99% ownership calculation was based on the 95,492,330 shares of Common Stock reported by the Issuer as being outstanding as of February 17, 2012 in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 6, 2012.

PPVA owns 5,010,970 shares of Common Stock, which represents approximately 5.2% of the outstanding shares of Common Stock.  PPVA is also party to the November 2011 Derivative Agreement relating to 90,000 shares of the Issuer’s Common Stock.

Montaur owns 46,434,743 shares of Common Stock, all of which are shares of Common Stock issuable upon the conversion and/or exercise of the preferred stock and/or warrants described below.

The number of shares of Common Stock beneficially owned by the Reporting Persons excludes the following to the extent that the conversion and/or exercise thereof would be prohibited by the 9.99% Blocker (as defined below), all of which are directly owned by Montaur:

•	6,000,000 shares of Common Stock issuable upon exercise of a Series W Warrant issued on December 26, 2007, as amended (the “Series W Warrant”);

•	8,333,333 shares of Common Stock issuable upon exercise of a Series X Warrant issued on April 16, 2008, as amended (the “Series X Warrant”);

•	2,400,000 shares of Common Stock issuable upon exercise of a Series AA Warrant issued on July 24, 2009 (the “Series AA Warrant”); and

•	29,701,410 shares of Common Stock issuable upon conversion of 9,083 shares of Series B Convertible Preferred Stock (the “Preferred Stock”).

The Certificate of Designations of the Preferred Stock, the Series W Warrant, the Series X Warrant and the Series AA Warrant each contain a blocker (the “9.99% Blocker”) that prevents the conversion or exercise thereof, as applicable, to the extent that such conversion or exercise, as applicable, would result in the holder and its affiliates together beneficially owning more than 9.99% of the outstanding shares of Common Stock, except on 61 days’ prior written notice to the Issuer that the holder waives such limitation.

A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons since the last Schedule 13D filing is attached hereto as Exhibit A.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in Items 4 and 5 hereof, which are incorporated herein by reference, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, with respect to any securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: June 4, 2012

PLATINUM PARTNERS VALUE ARBITRAGE FUND LP

By: /s/ OLIVER JIMENEZ
Oliver Jimenez
Chief Compliance Officer

PLATINUM-MONTAUR LIFE SCIENCES, LLC

By: /s/ OLIVER JIMENEZ
Oliver Jimenez
Chief Compliance Officer

Exhibit A

The following transactions were effected by Platinum Partners Value Arbitrage Fund L.P. and Platinum-Montaur Life Sciences, LLC from the last Schedule 13D filing through April 2, 2012:

Trade Date	Transaction Type	Quantity	Price ($)
Jun-02-2011	Buy1	2,998,590
Jun-22-2011	Sell	-25,000	3.8195
Jun-23-2011	Sell	-24,632	3.7342
Jun-24-2011	Sell	-165,000	3.8104
Jun-27-2011	Sell	-22,700	3.7207
Aug-05-2011	Buy	500	1.654
Aug-05-2011	Buy	1,200	1.7054
Aug-08-2011	Buy	4,750	1.80
Aug-08-2011	Buy	47,000	1.80
Aug-29-2011	Sell	-112,643	3.2211
Aug-30-2011	Sell	-80,330	3.2741
Aug-31-2011	Sell	-2,000	3.299
Nov-03-2011	Sell	-90,000	2.85
Nov-30-2011	Buy	700	2.31
Nov-30-2011	Buy	2,136	2.31
Dec-13-2011	Buy	55,000	2.50
Dec-13-2011	Buy	151,896	2.50
Dec-15-2011	Buy	2,100	2.40
Dec-15-2011	Buy	7,330	2.40
Dec-16-2011	Buy	11,500	2.40
Dec-16-2011	Buy	39,000	2.40
Jan-03-2012	Sell	-21,852	2.7548
Jan-04-2012	Sell	-31,825	2.7618
Jan-05-2012	Sell	-9,572	2.7559
Jan-06-2012	Sell	-36,751	2.8005
Feb-07-2012	Sell	-50,000	3.2968
Feb-08-2012	Sell	-50,000	3.4536
Feb-09-2012	Sell	-25,000	3.5048
Mar-28-2012	Sell	-30,660	3.50

Except for the conversion on June 2, 2011, all of the foregoing transactions were effected on the open market.

1 2,998,950 shares of Common Stock were issued by the Issuer upon conversion of 917 shares of Series B Preferred Stock